FOR RELEASE AT 7:00 a.m. EDT on March 29, 2010

Contacts:

ATA Inc. Amy Tung, Acting CFO Phone: +86 10 6518 1122 extension 5528 Email: ir@ata.net.cn	Christensen Kathy Li Phone: +1 212 618 1978 Email: kli@christensenir.com
Yuanyuan Chen Phone: +86 10 5971 2001 Email: ychen@christensenir.com

ATA Appoints Mr. Benson Tsang as Chief Financial Officer

BEIJING, March 29, 2010 — ATA Inc. (“ATA” or the “Company”, NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced that Mr. Benson Tsang has been appointed Chief Financial Officer, as well as Financial and Principal Accounting Officer of ATA Inc., effective March 29, 2010.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, said, “We are very pleased to welcome Benson Tsang to ATA as our new Chief Financial Officer. Benson is a seasoned financial professional with rich public company experience and we believe he will provide outstanding leadership for our finance and accounting department.”

Mr. Tsang has more than 21 years of experience in accounting, financial management, and the capital markets. He has held senior financial and management positions in multinational corporations and international accounting firms, and has financial and accounting experience with companies listed on the New York Stock Exchange, The Stock Exchange of Hong Kong, and the Singapore Exchange.

Mr. Tsang served as Chief Financial Officer of WuXi Pharmatech (Cayman) Inc. (NYSE: WX) from July 2006 to February 2009. Prior to that, Mr. Tsang held senior financial and management positions in private and public companies, including PCCW Ltd. and Global Tech Holdings Ltd. He served with PricewaterhouseCoopers and Deloitte Touche Tohmatsu from 1988 to 1996, and between March 2009 and March 2010, Mr. Tsang provided consulting services through his own firm, the Benita Consulting Company.

Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. He received a Bachelor of Commerce degree and a Master of Business Administration degree from McMaster University in Canada.

About ATA Inc.

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests, based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.

ATA’s test center network comprised 1,977 authorized test centers located throughout China as of December 31, 2009. The Company believes it has the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure, and cost-effective manner.

ATA has delivered more than 33 million tests, including more than 23 million billable tests, since ATA started operating in 1999. During a single weekend in June 2008, using its test delivery platform, ATA delivered tests to approximately 470,000 test takers for the China Banking Association.

For further information, please visit ATA’s internet website at www.ata.net.cn.